

TALISMAN ENERGY
2012 GUIDANCE CONFERENCE CALL

CALGARY, Alberta – January 3, 2012 – Talisman Energy Inc. (TSX:TLM) (NYSE:TLM) has scheduled a telephone conference call for investors, analysts and media on Tuesday, January 10, 2012 at 11:00 a.m. MST (1:00 p.m. EST) to discuss 2012 guidance. Participants will include John A. Manzoni, President and Chief Executive Officer, and members of senior management. Talisman expects to release its 2012 guidance the morning of January 10 before markets open.

To participate in the conference call, please contact the Talisman Energy conference operator at 10:50 a.m. MST (12:50 p.m. EST), 10 minutes prior to the conference call.

> **Conference Operator Dial in Numbers:**
> **1-888-231-8191 (North America) or**
> **1-647-427-7450 (Local Toronto & International)**

A replay of the conference call will be available at approximately 2:30 p.m. MST on Tuesday, January 10 until 11:59 p.m. Tuesday, January 17, 2012. If you wish to access this replay, please call:

> **1-855-859-2056 (North America) passcode 39633351 or**
> **1-416-849-0833 (Local Toronto & International) passcode 39633351**

Live Internet Audio Broadcast
The conference call will also be broadcast live on the Internet and can be accessed by going to the Talisman website (www.talisman-energy.com) and following the links from the home page. Alternatively, you can point your browser to:
http://event.on24.com/r.htm?e=391521&s=1&k=7BC759C415C45DB177AE9236572DF20A

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman's three main operating areas are North America, the North Sea and Southeast Asia. The company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:
David Mann, Vice-President
Corporate & Investor Communications
Phone: 403-237-1196 Fax: 403-237-1210
Email: tlm@talisman-energy.com

Shareholder and Investor Inquiries:
Anil Aggarwala
Manager, Investor Relations
Phone: 403-237-1145 Fax: 403-237-1210
Email: tlm@talisman-energy.com

01-12